FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

December 29, 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto as Exhibit 99.1, and incorporated by way of reference herein, the Registrants notice regarding Amendment No.1 to Nova Measuring Instruments Ltd. September 2002 Stock Option Plan 6.
Attached hereto as Exhibit 99.2, and incorporated by way of reference herein, the Registrants notice regarding Amendment No.1 to Nova Measuring Instruments Ltd. March 2004 Stock Option Plan 7A.
Attached hereto as Exhibit 99.3, and incorporated by way of reference herein, the Registrants notice regarding Amendment No.1 to Nova Measuring Instruments Ltd. March 2004 Stock Option Plan 7B.

This report on Form 6-K is hereby incorporated by reference in the registration statements on forms S-8 Nos. 333-102193, 333-115556 and 333-123158 of Nova Measuring Instruments Ltd.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 29, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Exhibit Index

Exhibit 99.1:	Notice regarding Amendment No.1 to Nova Measuring Instruments Ltd. September 2002 Stock Option Plan 6.

Exhibit 99.2:	Notice regarding Amendment No.1 to Nova Measuring Instruments Ltd. March 2004 Stock Option Plan 7A.

Exhibit 99.3	Notice regarding Amendment No.1 to Nova Measuring Instruments Ltd. March 2004 Stock Option Plan 7B